Exhibit 99.4
Semiconductor Market Assessment Peter Wennink and Antonio Mesquida Kusters 15 October 2008, Veldhoven

T e r r a I n c o g n i t a The world of lithography equipment Photo-lithography fastest and most cost-effective chip production method 0.01 0.1 1 10 100 1,000 Throughput [m2/hour] Resolution Pixel rate in DVDs/second 1 DVD = 8.5 GB 10 µm 3 µm 1 µm 300 nm 100 nm 30 nm 10 nm I C L i t h o g r a p h y W a t e r s i-line KrF ArF, ArFi M a s k M a k i n g IC Masks Legend Markets &128;100-500M/yr &128;500-1000M/yr > &128;1000M/yr Market Scope 1/10 DVDs/s 10 DVDs/s 100 DVDs/s Non-critical applications EUV 1000 DVDs/s E-beam Imprint direct-write strait 1 DVDs/s

Today '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 Year of production start* Resolution, "Shrink" (nm) 100 80 60 40 30 20 50 *Process development 1.5 ~ 2 years in advance (updated 5/08) 200 Memory sets the pace in shrink NAND Flash vendors require most advanced scanners and solutions DPT and Holistic Litho solutions DRAM Logic NAND Flash AT:1200 XT:1400 XT:1700i XT:1900i NXT:1950i NXE:3100 NXE:3300 EUV

Price pressure leads to lower industry revenues Seven research groups have cut forecasts, to 6% growth on average 2008 Semiconductor revenue growth forecast over time 0% 5% 10% 15% 20% 25% Oct-06 Jan-07 apr-07 Aug-07 Nov-07 Feb-08 Sep-08 Dec-08 Mar-09 Gartner (June 08) IC Insights (June 08) iSuppli (April 08) Semico (June 08) SIA (Jun 08) VLSI Research (Mar 08) WSTS (June 08) Average ASML DRAM price decline due to oversupply Credit crunch hits Capex plans Consumer demand slow-down impacts NAND and foundry

CAGR: 07/12 = 5% CAGR: 07/12 = 9% Memory segment may shrink in 2008 Significant variation in memory revenue forecasts Worldwide semiconductor revenue [B$] 0 50 100 150 200 250 300 350 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Big variation in memory forecasts; weak memory chip prices may pressure revenue growth ASSP ASIC Opto Discrete Analog Logic Micro Memory Non-opto sensors Slower than anticipated memory chip market Semiconductor revenue growth at 9% if memory prices recover. If not, it may be 5% Source: Memory: IC Insights (high scenario, 1/08) or Gartner (low scenario, 4/08), Rest Gartner Dataquest (04/08)

0 1 2 3 4 5 6 7 8 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Chip ASP [$US] But, memory chip prices put Capex under pressure Example: DRAM contract prices flirt with break-even Main DRAM spot & contract prices (01/06 - 2008YTD) Source: DRAMeXchange (10/2008), ASML MCC 300 mm fully- loaded-costs for 6x nm 1 Gb DRAM 300 mm fully- loaded costs for 5x nm 1 Gb DRAM 200 mm cash- costs for 80 nm 512 Mb DRAM 300 mm cash- costs for 80 nm 512 Mb DRAM 512 Mb DDR2 667 spot ASP 1 Gb DDR2 667 spot ASP 512 Mb DDR2 667 contract ASP 1 Gb DDR2 667 contract ASP

DRAM manufacturers with most aggressive shrink post highest operating margins Operating margin of main DRAM manufacturers Source: DRAMeXchange (8/08), ASML Marketing (Fab dBase) -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Operating Margin Most advanced node in Q2/08: 5x nm 5x nm 6x nm 6x nm 6x nm 7x nm 7x nm 7x nm

15 DRAM technology & manufacturing clusters 2009 Consolidation is imminent 28.5% Source: Gartner, August 2008 "Forecast: DRAM Supply and Demand, Worldwide, 1Q07-4Q09 (3Q08 Update)" Others 0.5% 2009 megabyte share 26.6% 30.5% 13.9% 21.5% 9.0% 22.9%

Unprofitable fabs are taken out of production DRAM 200 mm capacity retirement accelerated in 2008 Source: ASML estimates Expected DRAM 200 mm capacity retirement (Q1 08-Q4 09) -200 -175 -150 -125 -100 -75 -50 -25 0 20 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Capacity [200 mm equiv. KWSM] -225

Impact example: ASML backlog by end Q3 Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 10/8/2008 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 Backlog units

Source: ASML Last data point: June 2008 Drivers remain for semiconductor investments Overall IC unit demand still growing robustly IC unit sales compared with year before 0 20 40 60 80 100 120 140 160 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] 0% 2% 4% 6% 8% 10% 12% 14% Growth [%] 2007 Cumulative 2008 Cumulative Growth YTD YoY - 3-month moving average

NAND Flash memory drivers Mobile phones and PC Solid State Disks (SSD) to drive NAND Flash Note: NAND Flash consumption includes both in-system and removable storage such as Flash cards. Source: Gartner August, 2008 Imaging Video & Computing Audio Data Billions of MB 7.8 Billion MB 76.9 Trillion MB Lifestyle Storage Driver Criteria - Units (M) - Capacity (GB) - Portable - Durable - Power - Performance 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Digital Camera Media Player USB Drive Camcorder Mobile Phone Gaming Computing Automotive Other

Key future application: SSD 3 main segments with different adoption curves Source: Gartner Dataquest, August 2008 Worldwide SSD forecast by application 0 10 20 30 40 50 60 70 80 90 100 2007 2008 2009 2010 2011 2012 SSD [Mio. Units] Target OEM price for PC 256 GB Multi-Level Cell SSD in 2012 is <$100 TOTAL SSD 5 year outlook ('07-'12): - Unit growth: 139% - MB growth: 476% 2012: mainstream PC SSD accounts for ~18% of notebooks (excludes low-cost SSDs) Enterprise Grade SSD Mainstream PC Grade SSD Entry-Level Grade PC SSD

The NAND Flash price decline Price per GB set to fall by a factor of 25,000 in just 15 years Average price per Gigabyte 1997 2012 $7,870 $310 $7.94 $0.30 8 Level Cell = 3 bits per cell 16 Level Cell = 4 bits per cell Source: Gartner Dataquest, August 2008 SLC NAND MLC NAND 8/16 LC NAND

Source: ASML MCC, based on Gartner's SSD forecast, August 2008 In most likely scenario, SSD will use both SLC & MLC NAND Thus, litho market expected to be between 1 and 2 B&128; by 2015 SSD driven litho revenue by NAND technology 0 500 1,000 1,500 2,000 2,500 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Revenue [m Euro] SLC 2 bit MLC 3 bit MLC